SEMPRA ENERGY

101 Ash Street

San Diego, California 92101-3017

December 14, 2007

By EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention:  Ellie Quarles

      Special Counsel

Re:

Sempra Energy -- File No. 1-14201

Definitive Proxy Statement -- Responses to Comment Letter Dated

                                                               December 6, 2007

Ladies and Gentlemen:

Our responses to your letter of December 6, 2007 (reissuing two of the comments regarding our proxy statement set forth in your original comment letter of August 21, 2007) are set forth below. For your convenience, we have set forth the comment from your letter of December 6 together with the original comment to which it relates in italics above our related response.

Key Activities of the Compensation Committee in 2006, p.29

We note your response to comment 7 in our letter dated August 21, 2007 and we reissue that comment.  Please advise us whether disclosure of the performance-based measures would cause you competitive harm or is otherwise not material.

[August 21, 2007 Letter -- Comment 7]  You have determined the performance criteria for your long-term incentive plan and have established bonus opportunities for 2007. Please disclose the 2007 performance goals for your annual performance-based awards and for the long-term incentive plan. Refer to Instruction to 2 to Item 402(b) of Regulation S-K and Item 402(b)(2)(v) of Regulation S-K. To the extent you believe disclosure of these targets is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion. If disclosure of the performance-related factor would cause competitive harm, please discuss further how difficult it will be for you or the named executive officer to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Our performance goals for 2007 and the awards to which they relate (annual bonus opportunities and restricted stock awards) are of a nature and magnitude entirely consistent with those of 2006 and prior years for which disclosure is provided in our proxy statement. They are neither material to an understanding of the compensation information included in the proxy statement nor otherwise material to investors so as to require proxy statement disclosure.

As in 2006 and prior years, the annual bonus opportunity for 2007 is earnings-based and with performance goals expected to be no easier nor more difficult to attain than those of prior years. And the bonuses payable upon attainment of the performance goals are, as a percentage of base salary, identical to those for 2006 bonus opportunities.

The performance goals for the vesting of 2007 restricted stock awards are identical to those for awards in 2006 and prior years  –  the company’s total shareholder return over a four-year performance period as compared to that of the S&P 500 Index and S&P Utilities Index. And the grant date value of the restricted shares awarded and of the shares vesting upon attainment of the performance goals are, as a percentage of base salary, identical to those for 2006 restricted stock awards.

Consequently, we do not regard the 2007 bonus opportunities and restricted stock awards and related performance goals as material so as to require disclosure in our 2006 proxy statement.

If in the future post year-end compensation actions taken prior to the issuance of our proxy statement were to be material to an understanding of the compensation information included in the proxy statement or were to be otherwise material to investors, we would disclose the post year-end actions in our proxy statement.

Outstanding Equity Awards at Year-End, page 45

2. We note your response to comment 16 in our letter dated August 21, 2007 and we reissue that comment.  Please disclose the specific vesting date for each grant of options.

[August 21, 2007 Letter -- Comment 16]  Please provide the specific vesting dates for each grant of options. See Instruction 2 to Item 402(f)(2) of Regulation S-K.

As noted in our letter of September 21, our table of Outstanding Equity Awards at Year-End includes not only the stock option information required by the table but also the grant date of each option on an option-by-option basis.  This grant date information together with the additional information in Note B to the table setting forth the vesting terms for our options readily enabled investors to determine the vesting dates and number of vesting shares for each option grant.

Nonetheless, in future filings our notes to the table will be revised to set forth the specific vesting dates for each option grant. As so revised, Note B to our 2007 proxy statement would have read as follows:

Stock options become exercisable as to one-quarter of the shares originally subject to the option grant on each of the first four anniversaries of the grant date, with immediate exercisability upon a change in control of the company or various events specified in the executive’s severance pay agreement. They remain exercisable until they expire ten years from the date of grant subject to earlier expiration following termination of employment.

Subject to such earlier expiration or accelerated exercisability, one-fourth of the unexercisable shares relating to the options granted on 1/03/06 have or will become exercisable on each of 1/03/07, 1/03/08, 1/03/09 and 1/03/10; one-third of the unexercisable shares relating to the options granted on 12/06/05 have or will become exercisable on each of 12/06/07, 12/06/08 and 12/06/09; one third of the unexercisable shares relating to the options granted on 1/03/05 have or will become exercisable on each of 1/03/07, 1/03/08 and 1/03/09; one half of the unexercisable shares relating to the options granted on 6/08/04 have or will become exercisable on each of 6/08/07 and 6/08/08; one half of the unexercisable shares relating to the options granted on 1/02/04 have or will become exercisable on each of 1/02/07 and 1/02/08; and all of the unexercisable shares relating to options granted on 9/29/03 and 1/02/03 have or will become exercisable on 9/29/07 and 1/02/07, respectively.

* * * * * * * *

In addition to the foregoing responses, we acknowledge that:

•

the company is responsible for the adequacy and accuracy of the disclosure in its filings;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is appropriately responsive to your comments and we are available to discuss our responses with you at any time.  You may reach me at 619/696-4641 (jchaudhri@sempra.com) or Gary Kyle, our Chief Corporate Counsel, at 619/696-4373 (gkyle@sempra.com).

Sincerely,

/S/ JAVADE CHAUDHRI

Javade Chaudhri

Executive Vice President and

General Counsel

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